Writer’s Direct Contact
415.268.6722
JLiu@mofo.com
November 14, 2007
CONFIDENTIAL
By Edgar Transmission
and Overnight Delivery
Kristin Lochhead
Securities and Exchange Commission
Division of Corporation Finances
100 F Street, N.E.
Washington, DC 20549-6010
Re:	CEVA, Inc. Commission File No. 000-49842 Form 10-K for the Fiscal Year Ended December 31, 2006
Dear Ms. Lochhead:
          On behalf of CEVA, Inc., a Delaware corporation (the “Company”), we, as counsel to the Company, are providing you with the following information and responses based upon information provided to us by the Company in response to the letter dated October 12, 2007 (the “Comment Letter”), from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced annual report.
          The relevant text of the Comment Letter has been included in this letter, and the numbering of the Company’s responses set forth below corresponds to the numbering in the Comment Letter.

Kristin Lochhead
Securities and Exchange Commission
November 14, 2007

CONFIDENTIAL
          The Company’s responses to the Staff’s comments are as follows:
Note 12. Reorganization, Restructuring and Severance Charge, page F-32.
1.	We see from your response to prior comment 8 in our letter dated August 24, 2007 that you gradually vacated the Dublin building until you completely vacated the building during the second quarter of 2006. As we note that you recorded the liability for under-utilization of operating lease properties in 2004, please explain how you concluded that there was “cease-use date” as defined in paragraph 16 of SFAS 146 prior to your completely vacating the building. Tell us whether the spaces which you gradually vacated between 2004 and 2006 were physically separated form the areas you continued to use through 2006. Discuss whether you continued to use the vacated spaces for any purpose and, if so, describe that use.
Response: According to paragraph 16 of SFAS 146, a liability for costs that will continue to be incurred under a contract for its remaining term without economic benefit to the entity shall be recognized and measured at its fair value when the entity ceases using the right conveyed by the contract. The provisions of paragraph 6 of FASB 146 (regarding the measurement) shall apply in periods subsequent to the cease-use date. The Company followed the guidance of paragraph 16 of SFAS 146 in determining the “cease-use date” for the Dublin property. The Dublin property is a four story building, with four separate floors and independent entrances (separate locking functionalities) connected by an elevator and stairs. Due to the fact that a massive number of employees located at the Dublin property left the Company during the years 2002 through 2006, the Company began to vacate the areas, offices and lab spaces of the Dublin property that were no longer used for any purpose. The physical moves occurred when groups of employees that vacated their individual spaces had enough mass to reduce the aggregate spaces used. By the end of 2003, the full two upper floors of the building were completely emptied, closed and unused. Therefore, notwithstanding the continued partial use of the Dublin property by the remaining employees, the Company believes it is appropriate to determine that the “cease-use date” occurred for the two upper floors in Dublin property when the Company closed and locked vacated spaces within the building that were no longer used for any purpose thereafter.
By the end of the second quarter of 2006, the Company’s 13 remaining employees at the Dublin property left for a smaller and more suitable place in Dublin, and thereafter, the Company fully vacated the said property. The accrual balance for the Dublin property as reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2006 reflected this status of the events in

Kristin Lochhead
Securities and Exchange Commission
November 14, 2007

CONFIDENTIAL
accordance with paragraph 15 of SFAS 146. Although the Company fully vacated the building in the second quarter of 2006, no additional accrual for restructuring was required since all costs were already accrued under the exit strategy.
2.	In addition, we note that in the second quarter of 2005 management was provided with an opportunity to conduct negotiations with the Dublin property landlord to exit the property in consideration for a surrender fee. Based on the status of the negotiations at the end of that quarter, you recorded a lease termination charge of $1.7 million. As we noted that the lease was not yet terminated, please explain how you concluded that the timing of the charge and the related liability was consistent with the guidance in paragraph 15 of SFAS 146.
Response: During the second quarter of 2005, new senior management (CEO and CFO) joined the Company. They began to actively and earnestly pursue an exit strategy for the Dublin property. Contrary to prior periods, new management was provided with an opportunity to, and did in fact, conduct direct negotiations with the Dublin property landlord on several occasions to exit the property in consideration for a surrender fee. Illustrative of new management’s earnest pursuit of an exit strategy, they took active steps to significantly rearrange the Dublin property with a view to completely vacate the said property. Based on the positive outlook of the then negotiations with the landlord and new management’s active and earnest pursuit of an exit strategy, the Company accounted for the accrual on a contract termination basis in accordance with paragraph 15 of SFAS 146. Pursuant to negotiations with the landlord and based on drafts of the documents exchanged between the lawyers for the Company and the landlord, it was agreed that the landlord would allow the Company to surrender and terminate the Dublin property lease for a one time reverse premium payment of 2.5 million Euros (translated into approximately USD3.0 million per the relevant reporting period). To evidence management’s belief that negotiations were final, the full payment of 2.5 million Euros was transferred to a trustee. Therefore, during the third quarter of 2005, the Company increased the accrual by a net additional amount of USD1.7 million to USD3 million to adjust the accrual balance to the agreed amount.
3.	Please tell us, and describe in future filings, the composition of the charges still presented in the liability for under-utilization of operating lease properties as of the most recent balance sheet date. For example, disclose the facilities to which the original charges related and the portion of the accrual related to costs to terminate the operating leases versus costs that will be incurred under lease obligations for the remaining term without receiving the economic benefits.

Kristin Lochhead
Securities and Exchange Commission
November 14, 2007

CONFIDENTIAL
Response: As reported in the Quarterly Report on Form 10-Q for the period ended September 30, 2007, the Company had a restructuring accrual balance as of September 30, 2007 of USD2,479,000 associated with the Dublin property. This amount solely represents costs that will be incurred under lease obligations for the remaining term under the contract without the Company receiving the economic benefits thereof in accordance with paragraph 16 of SFAS 146.
4.	To enhance a reader’s understanding, please revise future filings on Form 10-Q to include a tabular reconciliation of the beginning and ending restructuring liability balances for the reported periods in future filings on Form 10-Qs, similar to the one required by paragraph 20 of SFAS 146.
Response: To the extent there are any restructuring liability balances, the Company will include a tabular reconciliation of the beginning and ending restructuring liability balances for the reported periods in future filings on Quarterly Reports on Form 10-Qs, similar to the one required by paragraph 20 of SFAS 146.
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     Should you have any further questions or comments regarding the captioned filings and/or this letter, please direct them to me at the telephone number provided above.
Very truly yours,
/s/ Jaclyn Liu
Jaclyn Liu
cc:      Yaniv Arieli — CEVA, Inc.